Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT
4 October 2022

Bionomics to Participate in the Cantor Neurology & Psychiatry Conference

Bionomics Limited (ASX: BNO, NASDAQ:BNOX), (Bionomics or Company), a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today announced that it will be participating in the Cantor Neurology & Psychiatry Conference to be held at The Ritz-Carlton in San Francisco on October 6-7, 2022.

Errol De Souza, Bionomics’ Executive Chairman, will participate in the Emerging Broad Pipeline for Psychiatric Indications Does Not Weigh on Our Minds panel on Friday, October 7, at 7:50am PT.

An audio webcast link for the event, when available, will be posted to Bionomics’ website in the Investors-Events and Presentations section.

Released on authority of the Executive Chairman.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Connor Bernstein Vice President, Strategy and Corporate Development cbernstein@bionomics.com.au	Kevin Gardner LifeSci Advisors, LLC KGardner@LifeSciAdvisors.com

About Bionomics Limited
Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au